Exhibit 99.1

February 28, 2013

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

In my capacity as attorney in fact of Grupo Financiero Galicia S. A. (the “Company”), we are writing to inform you that:

i)	At the Extraordinary Shareholders’ Meeting held on August 2, 2012, an extension increase in the amount of the Global Notes Program in the sum of up to US$ 40,000,000 or its equivalent in any other currency was ratified, bringing the total sum of the program to US$ 100,000,000 or its equivalent in any other currency. The resolution in connection with such extension was passed at the Ordinary and Extraordinary Shareholders’ Meeting held on April 14, 2010.

Additionally, the delegation of the necessary powers to the Board of Directors and/or sub-delegation to one or more of its members, one or more members of the Company’s management and/or such person(s) the Board of Directors designates in accordance with the existing rules applicable and the terms of such extension was approved at the Ordinary Shareholders’ Meeting held on March 9, 2009, and April 14, 2010, respectively.

ii)	Accordingly, on February 27, 2013, the Board of Directors resolved to file before the corresponding agencies the extension of the amount of the Global Notes Program (currently for a maximum outstanding face value of up to US$ 60,000,000, or the equivalent thereof in another currency) to the sum of US$ 100,000,000 or its equivalent in any other currency.

Yours sincerely,

Jose Luis Gentile
Attorney in fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.